Exhibit 21.1
List of Subsidiaries of Rapid7, Inc.

IntSights Cyber Intelligence Inc.	Delaware
IntSights Cyber Intelligence B.V.	Netherlands
IntSights Cyber Intelligence Ltd.	Israel
IntSights Cyber Intelligence Pty Ltd.	Singapore
IntSights Federal Solutions Inc.	Delaware
Rapid7 Australia Pty Ltd.	Australia
Rapid7 Canada, Inc.	Canada
Rapid7 Germany GmbH	Germany
Rapid7 France SAS	France
Rapid7 International Group Limited	United Kingdom
Rapid7 International Holdings Limited	United Kingdom
Rapid7 International Limited	United Kingdom
Rapid7 Ireland Limited	Ireland
Rapid7 Israel Technologies Limited	Israel
Rapid7 Japan KK	Japan
Rapid7 LLC	Delaware
Rapid7 Netherlands B.V.	Netherlands
Rapid7 Singapore Pte. Ltd.	Singapore
Rapid7 Sweden AB	Sweden
NetFort Technologies Limited	Ireland
Velocidex Enterprises Pty.	Australia